UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    3   )*

U.S. AUTO PARTS NETWORK, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Mina Khazani
12320 21st Helena Dr.
Los Angeles, CA 90049
(310) 393-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100 Page 2 of 5

1	NAMES OF REPORTING PERSONS
Mina Khazani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,020,538 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,020,538 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,020,538 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 38,891,673 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 6, 2020, and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 41,512,360 shares on an as-converted basis.

(1)
Consists of (i) 3,010,538 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee and (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

CUSIP No. 90343C100 Page 3 of 5

1	NAMES OF REPORTING PERSONS
Mina Khazani Living Trust, Dated May 30, 2007

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,020,538 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,020,538 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,020,538 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 38,891,673 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 6, 2020, and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 41,512,360 shares on an as-converted basis.

(1)
Consists of (i) 3,010,538 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007, of which Ms. Khazani is the sole trustee, and (ii) 73,970 shares of common stock issued in lieu of preferred stock dividends. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

(1) This Amendment No. 3 amends (a) the Schedule 13D filed on June 29, 2018 (the “Initial Schedule 13D”) by Mina Khazani and the Mina Khazani Living Trust, Dated May 30, 2007 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”) and (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on March 29, 2019 and (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on June 25, 2020. Capitalized terms used in this Amendment No. 3 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

On March 25, 2013, the Reporting Person purchased an aggregate of 1,034,482 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).

On June 19, 2020, each outstanding share of the Series A Preferred Stock automatically converted to one share of the Common Stock of the Company, pursuant to Section 4 of the Certificate Of Designation, Preferences and Rights of the Series A Convertible Preferred Stock, dated as of March 25, 2013. Prior to the conversion, the Mina Khazani Living Trust, Dated May 30, 2007 (the “Living Trust”), held 1,034,482 shares of the Series A Preferred Stock. As a result of the automatic conversion, all of the shares of Series A Preferred Stock held by the Living Trust converted into an aggregate of 1,034,482 shares of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage reported by each Reporting Person is based upon 38,891,673 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on May 6, 2020, and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in U.S. Auto Parts Network, Inc.’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 41,512,360 shares on an as-converted basis.

(a) The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mina Khazani	3,020,538	7.3%
Mina Khazani Living Trust, Dated May 30, 2007	3,020,538	7.3%

(b) (i) Sole power to vote or to direct the vote:

Mina Khazani	0
Mina Khazani Living Trust, Dated May 30, 2007	0

(ii) Shared power to vote or to direct the vote:

Mina Khazani	3,020,538
Mina Khazani Living Trust, Dated May 30, 2007	3,020,538

(iii) Sole power to dispose or to direct the disposition of:

Mina Khazani	0
Mina Khazani Living Trust, Dated May 30, 2007	0

(iv) Shared power to dispose or to direct the disposition of:

Mina Khazani	3,020,538
Mina Khazani Living Trust, Dated May 30, 2007	3,020,538

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2020

/s/ Mina Khazani
Mina Khazani

MINA KHAZANI LIVING TRUST
DATED MAY 30, 2007

By:	/s/ Mina Khazani
Its: Sole Trustee